SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended	Commission File Number 0-18350
December 31, 2005
GRANITE CONSTRUCTION PROFIT
SHARING AND 401(K) PLAN
GRANITE CONSTRUCTION INCORPORATED
585 West Beach Street
Watsonville, California 95076
Telephone: (831) 724-1011

This report contains 16 pages.

Item 4. FINANCIAL STATEMENTS AND SCHEDULES PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23

Item 4.	FINANCIAL STATEMENTS AND SCHEDULES PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA
     The following documents are filed as part of this report:
1. Financial Statements. The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-3
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	F-4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	F-5
Notes to Financial Statements	F-6-F-10
2. Financial Statements Schedules. The following financial statement schedule of the Granite Construction Profit Sharing and 401(K) Plan (“Plan”) for the year ended December 31, 2005 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule of Assets (Held at End of Year) at December 31, 2005	S-1

EXHIBITS
The following exhibit is attached hereto and filed herewith:

Exhibit
Number
23	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN

Date: June 28, 2006	By:	/s/ Charles A. May

Charles A. May
Secretary

	By:	/s/ James H. Roberts

James H. Roberts
Committee Member

3

INDEX TO EXHIBITS

Exhibit
Number	Document

23	Consent of Independent Registered Public Accounting Firm

4

Granite Construction
Profit Sharing and 401(k) Plan
Financial Statements
as of December 31, 2005 and 2004 and
for the year ended December 31, 2005

Granite Construction
Profit Sharing and 401(k) Plan
Index of Financial Statement and Schedule

Pages
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	F-4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	F-5

Notes to Financial Statements	F-6

Supplemental Schedule:

Schedule H, line 4i — Schedule of Assets (Held At End of Year) at December 31, 2005	S-1
     Supplemental schedules other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
Granite Construction Profit
Sharing and 401(k) Plan
We have audited the financial statements of the Granite Construction Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and for the year ended December 31, 2005, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
June 9, 2006

Granite Construction
Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments, at fair value	$151,103,458	$127,108,597
Contributions receivable from employer	1,782,748	1,713,155
Contributions receivable from employees	18,876	12,209
Non-interest bearing cash	157,633	16,506

Net assets available for benefits	$153,062,715	$128,850,467

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2005
Changes to net assets available for benefits attributed to:
Investment activities:
Net appreciation in fair value of investments	$10,711,039
Interest and dividends	4,429,775

Net additions from investment activities	15,140,814

Contributions:
Employee	11,762,320
Employer	6,838,960

Total contributions	18,601,280

Distributions to participants	(13,041,275)

Diversification from employee stock ownership plan	3,511,429

Change in net assets available for benefits during the year	24,212,248
Net assets available for benefits, beginning of year	128,850,467

Net assets available for benefits, end of year	$153,062,715

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
1.	Description of Plan

The following description of Granite Construction Profit Sharing and 401(k) Plan (the “Plan”) provides only general information. The Plan document provides a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution Plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (the “Company”). Employees generally become eligible to participate in the Plan as of December 31 of the year of hire if the employee is credited with at least 1,000 hours of work in that year and was an employee on December 31. The Company does not guarantee the benefits provided by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Company has appointed an Administrative Committee (“Committee”). The Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan (including the authority and responsibility to invest, manage, and control the assets of the Plan specifically allocated to the trustee and investment managers). The Company paid all necessary and proper expenses incurred in the administration of the Plan. Such expenses are primarily comprised of legal fees, auditing fees and expenses relating to the maintenance of the Plan’s records.

Contributions

The Company makes profit sharing and 401(k) matching contributions. Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company’s Board of Directors. Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits. The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code. The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its federal income tax return (including extensions). Profit sharing contributions amounted to $1,774,171 in 2005.

The Company’s 401(k) matching contribution is based on a formula, as described by the Plan. The Company’s matching contribution is paid into the Plan at the same time as the employee contributions are paid into the Plan. Matching contributions were $5,026,625 in 2005.

All eligible Plan participants could make combined contributions to the Plan of up to $14,000 during 2005. Plan participants who reach age 50 during the Plan year have the option to make an additional pre-tax salary contribution of up to $4,000 in 2005. This “Catch Up” provision is offered as required by the Economic Growth and Tax Relief Reconciliation Act of 2001. The amount increases by $1,000 per year until the limit reaches $5,000 in 2006. “Catch Up” contributions are not provided a company matching contribution.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
The Plan offers an option for deferring dividends from the Granite Construction Employee Stock Ownership Plan (“ESOP”). The Dividend Equivalent Deferral or 401(k) Switchback option allows participants in the ESOP to elect an additional pre-tax salary deferral to the 401(k) Plan equal to the amount of the ESOP dividend passed through to them.

Employee Stock Ownership Plan Diversification Account

The Plan permits certain participants under the ESOP to have monies from a portion of their ESOP stock account transferred to the Plan. No portion of the participant’s ESOP diversification account may be invested in the Granite Construction Inc. Common Stock Fund.

Participant Accounts

Contributions received by the Plan are deposited with the Plan trustee and custodian, Mercer Trust Company (“Mercer”). Each eligible participant’s account is credited with an allocation of (a) the Company’s 401(k) match and profit sharing contribution, (b) Plan earnings, (c) profit sharing forfeitures of terminated participant’s non-vested accounts and (d) employee’s contributions. All allocations, except employee’s contributions and Company’s match, are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $503,522 and $961,319. Forfeited amounts were allocated to eligible participants’ accounts.

Benefits and Vesting

The full amount of the participant’s profit sharing account becomes vested on his/her normal retirement date or when his/her employment with the Company terminates by reason of death or total disability, as defined in the Plan document, or when his/her five years of vesting service is completed. The full value of the participant’s elective contribution and matching account are fully vested at the time of deferral. On termination of service for any reason, including death or disability, participants with less than $1,000 in their accounts and who have not elected a rollover will receive one lump sum payout of the total value of their account balance as prescribed in the Plan. If the participant has more than $1,000 in their account upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed by the Plan.

Hardship Withdrawals

The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan Assets

Participants may direct Company and participant contributions into any of the designated investment options approved by the Committee. Included in the designated investment options are various mutual funds, a common/collective trust and the Granite Construction Inc. Common Stock Fund, the publicly traded common stock of the Company.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

Investments are stated at fair value as determined by quoted market prices. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Non-interest bearing cash

Non-interest bearing cash is made up of unsettled transactions relating to the Granite Construction Inc. Common Stock Fund.

Distributions

Distributions to participants are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in any combination of mutual funds, the Granite Construction Inc. Common Stock Fund and other investment securities, which the Administrator may, from time to time, make available. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
3.	Investments

The following presents investments which are 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2005	2004
Granite Construction Inc. Common Stock Fund	$22,322,509	$18,974,175
Franklin-Templeton Balance Sheet Investment Fund	$15,451,781	$11,176,939
Putnam International Equity Fund	$14,174,393	$10,272,763
Putnam Money Market Fund	$13,548,486	$11,431,415
Putnam Voyager Fund	$11,580,681	$11,604,649
Vanguard Capital Opportunity Admiral Share *	$10,790,112	$1,730,326
Putnam Fund for Growth and Income	$9,388,925	$9,545,182
Lord Abbett Mid-Cap Value Fund *	$8,817,632	$5,368,324
Putnam Asset Allocation Fund: Growth Portfolio *	$8,236,777	$5,399,996
Putnam Vista Fund *	$0	$10,952,599

*	Balance at December 31 was less than 5% of Plan’s net assets
During 2005, the Plan’s investments appreciated in value as follows:

Mutual Funds	$4,024,979
Common Stock	6,686,060

$10,711,039

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Related Party and Party in Interest Transactions

The Plan allows investment in the common stock of Granite Construction Incorporated. In addition, certain Plan investments are managed by Putnam Investments (“Putnam”). Putnam and Mercer are subsidiaries of Marsh & McLennan Companies, Inc. Any purchases and sales of such funds and common stock are performed in the open market at fair value. Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
Aggregate investment in the Company’s common stock at December 31 was as follows:

Date	Number of shares	Fair Value
2005	621,624	$22,322,509
2004	713,315	$18,974,175
6.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$153,062,715	$128,850,467
Amounts allocated to withdrawing participants	(11,564,817)	(7,571,358)

Net assets available for benefits per the Form 5500	$141,497,898	$121,279,109

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2005 to Form 5500:

Distributions to participants per the financial statements	$13,041,275
Amounts allocated to withdrawing participants at December 31, 2005	11,564,817
Amounts allocated to withdrawing participants at December 31, 2004	(7,571,358)

Distributions to participants per Form 5500	$17,034,734

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims not yet paid for participants with termination dates equal to or prior to December 31, 2005.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

		(c) Description of investments
		including maturity date, rate of
		interest, collateral, par or	(d) Cost	(e) Current
(a)	(b) Identity of issuer, borrower, lessor or similar party	maturity value	(1)	Value
*	Granite Construction Incorporated	Common Stock		$22,322,509
	Franklin-Templeton Balance Sheet Investment Fund	Mutual Fund		15,451,781
*	Putnam International Equity Fund	Mutual Fund		14,174,393
*	Putnam	Money Market Fund		13,548,486
*	Putnam Voyager Fund	Mutual Fund		11,580,681
	Vanguard Capital Opportunity Admiral Share	Mutual Fund		10,790,112
*	Putnam Fund for Growth and Income	Mutual Fund		9,388,925
	Lord Abbett Mid-Cap Value Fund	Mutual Fund		8,817,632
*	Putnam Asset Allocation Fund: Growth Portfolio	Mutual Fund		8,236,777
	Loomis Sayles Bond Fund	Mutual Fund		7,386,526
*	Putnam S&P 500 Index Fund	Common/Collective Trust		6,995,198
	PIMCO Total Return Fund	Mutual Fund		5,800,552
*	Putnam Asset Allocation Fund: Balanced Portfolio	Mutual Fund		5,189,184
	Fremont U.S. Micro Cap Institutional Fund	Mutual Fund		4,129,075
*	Putnam Diversified Income Trust	Mutual Fund		2,914,733
*	Putnam Asset Allocation Fund: Conservative Portfolio	Mutual Fund		2,293,744
	The Clipper Fund	Mutual Fund		2,083,150

		Total investments		$151,103,458

*	known party in interest (exempt transactions)

(1)	Cost information has been omitted with respect to participant directed transactions

S-1